UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

TOP SHIPS INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8897Y156
(CUSIP Number)

George Economou G.C. Economou & Associates 11 Kanari Street 106 71 Athens, Greece 011 (30) 210 364 0030
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS
Family Trading Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER 0

8.	SHARED VOTING POWER 2,203,869 (1)

9.	SOLE DISPOSITIVE POWER 0

10.	SHARED DISPOSITIVE POWER 2,203,869 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,203,869

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3% (2)

14.	TYPE OF REPORTING PERSON CO

(1) Represents 2,132,816 Common Shares (defined in Item 1 below) currently held by Family Trading Inc. and 71,053 Common Shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading Inc. under the Amended Family Trading Credit Facility (defined in Item 3 below).

(2)  See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Sovereign Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

492,048 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

492,048 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

492,048

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 492,048 Common Shares currently held by Sovereign Holdings Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Epsilon Holdings Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

221,687 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

221,687 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

221,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 221,687 Common Shares currently held by Epsilon Holdings Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Oscar Shipholding Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

157,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

157,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

157,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 157,000 Common Shares currently held by Oscar Shipholding Ltd.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Race Navigation Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,350,000(1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,350,000(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,350,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.4% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 250,000 Common Shares currently held by Race Navigation Inc. and  4,100,000 Common Shares issuable upon exercise of warrants currently held by Race Navigation Inc. See Item 3 below.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS Tankers Family Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

183,000 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

183,000 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

183,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Represents 183,000 Common Shares currently held by Tankers Family Inc.

(2) See Item 5(a).

CUSIP No.	Y8897Y156

1.	NAME OF REPORTING PERSONS The Lax Trust

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[X]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,607,604 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,607,604(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,607,604

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.0% (2)

14.	TYPE OF REPORTING PERSON OO

(1) The Lax Trust is an irrevocable trust established for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer. The Lax Trust may be deemed to beneficially own all of the outstanding shares beneficially owned by Family Trading Inc., Sovereign Holdings Inc., Epsilon Holdings Inc., Oscar Shipholding Ltd, Race Navigation Inc., and Tankers Family Inc., each a Marshall Islands corporation (collectively, the "Holding Companies").

(2) See Item 5(a).

This Amendment No. 19 (this "Amendment No. 19") amends and supplements the Schedule 13D/A (the "Schedule 13D/A") filed with the U.S. Securities and Exchange Commission (the "Commission") on behalf of Family Trading Inc. ("Family Trading"), Sovereign Holdings Inc. ("Sovereign"), Epsilon Holdings Inc. ("Epsilon"), Oscar Shipholding Ltd ("Oscar"), Race Navigation Inc. ("Race Navigation"), Tankers Family Inc. ("Tankers Family"), and the Lax Trust (the "Trust", and collectively, the "Reporting Persons") on March 24, 2017. Capitalized terms used herein but not otherwise defined shall have the meaning set forth in the Schedule 13D/A filed with the Commission on March 24, 2017.

Item 1.	Security and Issuer

This Amendment No. 19 is being filed with respect to the outstanding shares of common stock, par value $0.01 per share (the "Common Shares") of TOP Ships Inc., a corporation incorporated in the Marshall Islands (the "Issuer").

The address of the principal executive offices of the Issuer is:

1 Vasilisis Sofias and Megalou Alexandrou Str
15124 Maroussi
 Greece

Item 2.	Identity and Background.

(a, b, c and f.) This Amendment No. 19 is being filed on behalf of the Reporting Persons. Unless otherwise noted, the principal business address of the persons listed in Item 2 is 11 Kanari Street, 106 71 Athens, Greece. Unless otherwise indicated, the present principal occupation of each person is with the applicable Reporting Person.

The business address of the Trust is Level 3, 18 Stanley Street, Auckland 1010, New Zealand. The Trust is an irrevocable trust established under the laws of New Zealand under an agreement dated March 12, 2015 for the benefit of certain family members of Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Issuer.  The New Zealand Trust Corporation Limited is the trustee (the "Trustee") of the Trust.  The Trust may be deemed to own all of the outstanding shares of the Holding Companies.

Family Trading is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company. Dimosthenes Eleftheriadis is the President, Treasurer and Director of Family Trading and Stylianos Giamanis is the Vice President and Secretary of Family Trading. Mr. Eleftheriadis is a citizen of Greece and Mr. Giamanis is a citizen of Greece.

Epsilon is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Dimosthenes Eleftheriadis is the President, Treasurer and Director of Epsilon and Pinelopi Platsouka is the Vice President, Secretary and Director of Epsilon.  Mr. Eleftheriadis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.

Oscar is a company established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Oscar and Pinelopi Platsouka is the Vice President, Secretary and Director of Oscar. Mr. Giamanis is a citizen of Greece and Ms. Platsouka is a citizen of Greece.

Race Navigation is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Race Navigation and Dimosthenes Eleftheriadis is the Vice President, Secretary and Director of Race Navigation. Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.

Tankers Family is a corporation established under the laws of the Marshall Islands. Its principal business is acting as an investment holding company.  Stylianos Giamanis is the President, Treasurer and Director of Tankers Family and Dimosthenes Eleftheriadis is the Vice President, Secretary and Director of Tankers Family. Mr. Giamanis is a citizen of Greece and Mr. Eleftheriadis is a citizen of Greece.

(d. and e.) To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2, including the Trustee, have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer previously entered into an agreement with Family Trading pursuant to which Family Trading lent the Issuer up to $15.0 million under an unsecured revolving credit facility (the "Family Trading Credit Facility") in order to fund the Issuer's newbuilding program and working capital relating to its operating vessels. The Family Trading Credit Facility was due to be repaid December 31, 2016 but the maturity was extended until February 28, 2017.

On February 21, 2017, the Issuer amended and restated the Family Trading Credit Facility (the "Amended Family Trading Credit Facility") in order to, among other things, remove any limitation in the use of funds drawn down under the facility, reduce the mandatory cash payment due under the facility when the Issuer raises capital through the issuance of certain securities, remove the revolving feature of the facility, and extend the facility for up to three years. Further, under the terms of the Amended Family Trading Credit Facility, if the Issuer raises capital via the issuance of warrants, debt or equity, it is obliged to repay any amounts due under the Amended Family Trading Credit Facility and any accrued interest and fees up to the time of the issuance in cash or in Common Shares at Family Trading's option. Family Trading retains the right to delay this mandatory repayment at its absolute discretion. For the first six months after the execution of the facility, no more than $3.5 million can be mandatorily prepaid in cash. Subject to certain adjustments pursuant to the terms of the Amended Family Trading Credit Facility, the number of common shares to be issued as repayment of the amounts outstanding under the facility will be calculated by dividing the amount redeemed by 80% of the lowest daily volume weighted average price ("VWAP") of the common shares on the Nasdaq Capital Market during the twenty consecutive trading days ending on the trading day prior to the payment date (the "Applicable Price"), provided, however, that at no time shall the Applicable Price be lower than $0.60 per common share (the "Floor Price").

Further, in the case where the Issuer raises capital (whether publicly or privately) and the Applicable Price is higher than the lowest of (henceforth the "Issuance Price"):

a.	the price per share issued upon an equity offering of the Issuer;

b.	the exercise price of warrants or options for Common Shares;

c.	the conversion price of any convertible security into Common Shares; or

d.	the implied exchange price of the Common Shares pursuant to an asset to equity or liability to equity swap,

then the Applicable Price will be reduced to the Issuance Price. Finally, in case the Applicable Price is higher than the exercise price of the Issuer's outstanding warrants (the "Warrants"), the Applicable Price will be reduced to the exercise price of such outstanding Warrants.

On February 21, 2017, the Issuer issued to Family Trading an aggregate 627,000 Common Shares in connection with the partial repayment of $0.9 million of accrued interest and fees outstanding under the Amended Family Trading Credit Facility.

On February 22, 2017, the Issuer issued to Family Trading an aggregate 150,000 Common Shares in connection with the partial repayment of $0.2 million of accrued interest and fees outstanding under the Amended Family Trading Credit Facility.

This Amendment No. 19 is being filed to reflect an increase in the number of Common Shares issuable upon conversion of $0.05 million currently outstanding under the Amended Family Trading Credit Facility due to a decrease in the Applicable Price to $0.76. As of March 27, 2017, there is currently $0.05 million outstanding under the Amended Family Trading Credit Facility, which is convertible into 71,053 Common Shares.

This Amendment No. 19 is also being filed to reflect an increase in the number of Common Shares issuable to Race Navigation in connection with adjustments to the exercise price of the Warrants. Each Warrant currently has an exercise price of $0.76 and entitling its holder to purchase 3.28 Common Shares, as may be further adjusted. Pursuant to the terms of the Warrants, holders also have the right, but not the obligation, to, in any exercise of each Warrant, to designate the variable price being offered by the Issuer pursuant to a different security. The Issuer currently has outstanding Series C Convertible Preferred Stock that are convertible at the lower of (i) $3.75 or (ii) 75% of the lowest daily VWAP of the Common Shares for any trading day during the twenty-one (21) consecutive trading day period ending on, and including, the trading day immediately prior to the date of delivery of an exercise notice (but in no event can this variable exercise price be less than $0.25) (the "Conversion Ratio") and buy a proportionate number of Common Shares based on the variable price in effect on the date of exercise. The Conversion Ratio is subject to certain adjustments in accordance with the terms of the Statement of Designations, Preferences and Rights of the Series C Convertible Preferred Stock of the Issuer.

Further, this Amendment No. 19 is being filed to reflect an increase in the number of outstanding Common Shares of the Issuer following the issuance of an additional 5,168,627 Common Shares from March 17, 2017 through March 27, 2017 as a result of (i) exercises of the Warrants; (ii) fixed request notices submitted in connection with the common stock purchase agreement dated February 2, 2017, as amended (the "Equity Line") between the Issuer and Kalani Investments Limited; and (iii) the issuance of commitment shares to Kalani Investments Limited pursuant to a second amendment of the Equity Line.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Amendment No. 19 is hereby incorporated herein by reference.

Other than as set forth above, there are no other material changes from the Schedule 13D/A filed with the Commission on March 24, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety to read as follows:

(a. and b.) According to information received from the Issuer, as of March 27, 2017, there were 15,321,711 Common Shares issued and outstanding. Based on the foregoing, the Reporting Persons report beneficial ownership of the following Common Shares:

Family Trading may be deemed to beneficially own 2,203,869 Common Shares, representing approximately 14.3% of the outstanding Common Shares. This percentage ownership is based on 15,392,764 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 15,321,711 Common Shares outstanding and (ii) 71,053 Common Shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility. Family Trading has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 2,203,869 Common Shares. Family Trading has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 2,203,869 Common Shares.

Sovereign may be deemed to beneficially own 492,048 Common Shares, representing approximately 3.2% of the outstanding Common Shares. Sovereign has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 492,048 Common Shares. Sovereign has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 492,048 Common Shares.

Epsilon may be deemed to beneficially own 221,687 Common Shares, representing approximately 1.4% of the outstanding Common Shares. Epsilon has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 221,687 Common Shares. Epsilon has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 221,687 Common Shares.

Oscar may be deemed to beneficially own 157,000 Common Shares, representing approximately 1.0% of the outstanding Common Shares. Oscar has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 157,000 Common Shares. Oscar has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 157,000 Common Shares.

Race Navigation may be deemed to beneficially own 4,350,000 Common Shares, representing approximately 22.4% of the outstanding Common Shares. This percentage ownership is based on 19,421,711 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 15,321,711 Common Shares outstanding and (ii) 4,100,000 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation. Race Navigation has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 4,350,000 Common Shares.  Race Navigation has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 4,350,000 Common Shares.

Tankers Family may be deemed to beneficially own 183,000 Common Shares, representing approximately 1.2% of the outstanding Common Shares. Tankers Family has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 183,000 Common Shares. Tankers Family has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 183,000 Common Shares.

The Trust may be deemed to beneficially own 7,607,604 Common Shares, representing approximately 39.0% of the outstanding Common Shares. This percentage ownership is based on 19,492,764 Common Shares outstanding, which is calculated for this Schedule 13D/A purposes by taking the sum of (i) 15,321,711 Common Shares outstanding, (ii) 4,100,000 Common Shares issuable upon the exercise of all of the 1,250,000 Warrants currently held by Race Navigation, and (iii) 71,053 Common Shares issuable upon the conversion of $0.05 million of outstanding debt held by Family Trading under the Amended Family Trading Credit Facility. The Trustee of the Trust has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 7,607,604 Common Shares. The Trustee of the Trust has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition 7,607,604 Common Shares.

To the best knowledge of the Reporting Persons, none of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the Common Shares that are the subject of the Schedule 13D/A and this Amendment No. 19. Voting and disposition of the Common Shares held by the Reporting Persons require the approval of the Trustee of the Trust.

(c.) Except for those transactions described herein (see Item 3), to the best knowledge of the Reporting Persons, no other transactions in the Common Shares were effected by the persons enumerated in response to paragraph (a) during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 of this Amendment No. 19 is hereby incorporated herein by reference.

To the best of the Reporting Persons' knowledge and except as described in this Amendment No. 19, there are no other materials changes from the Schedule 13D/A filed with the Commission on March24, 2017.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented to add the following:

Exhibit A	Joint Filing Undertaking.

Exhibit B	Amended Family Trading Credit Facility (incorporated by reference to the Reporting Persons' Schedule 13D/A filed with the Commission on March 1, 2017).

Exhibit C
Form of Warrant Agreement (incorporated by reference to the Issuer's Post-Effective Amendment No. 1 to the Registration Statement on Form F-1, filed with the Commission on May 9, 2016 (File No. 333-194690))

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2017	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Geoffrey Cone
	Name:	Geoffrey Cone
	Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of TOP Ships Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A, and any amendments hereto, jointly on behalf of each such party.

Dated: March 29, 2017	FAMILY TRADING INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President / Director

SOVEREIGN HOLDINGS INC.

	By:	/s/ Annita Hadjipaschali
	Name:	Annita Hadjipaschali
	Title:	President / Director

OSCAR SHIPHOLDING LTD

	By:	/s/ Pinelopi Platsouka
	Name:	Pinelopi Platsouka
	Title:	Vice President / Secretary

EPSILON HOLDINGS INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	President/Treasurer/Director

RACE NAVIGATION INC.

	By:	/s/ Stylianos Giamanis
	Name:	Stylianos Giamanis
	Title:	President/Treasurer/Director

TANKERS FAMILY INC.

	By:	/s/ Dimosthenis Eleftheriadis
	Name:	Dimosthenis Eleftheriadis
	Title:	Vice President / Secretary

THE LAX TRUST

NEW ZEALAND TRUST CORPORATION LIMITED, as Trustee

	By:	/s/ Geoffrey Cone
	Name:	Geoffrey Cone
	Title:	Director